Exhibit 99.2

Annual Meeting of Shareholders
June 30, 2025

Report on Voting Results

Pursuant to Section 11.3 of

National Instrument 51-102 – Continuous Disclosure Obligations

The annual meeting (the “Meeting”) of shareholders of Bitfarms Ltd. (the “Company”) was held on June 30, 2025. Shareholders holding an aggregate of 244,085,154 common shares of the Company (“Common Shares”), being 43.9% of the issued and outstanding Common Shares as of the record date of May 27, 2025, were present or represented by proxy at the Meeting.

1.	Election of Directors

Based on the proxies received and the votes at the Meeting, the six nominees set forth in the Company’s management information circular dated May 23, 2025 were elected as directors of the Company at the Meeting. Detailed results of the votes are set out below:

Nominee	Votes For	Votes Withheld
Benjamin Gagnon	151,064,598	7,251,797
Brian Howlett	151,857,664	6,458,730
Edie Hofmeister	151,042,254	7,274,141
Fanny Philip	149,617,634	8,698,761
Amy Freedman	151,872,656	6,443,738
Andrew J. Chang	151,870,218	6,446,175

*	Proxies representing a total of: (i) 85,768,759 shares were not voted in respect of the elections of Benjamin Gagnon, Edith Hofmeister, and Fanny Philip as director; (ii) 85,768,760 shares were not voted in respect of the elections of Brian Howlett and Amy Freedman as director; and (iii) 85,768,761 shares were not voted in respect of the elections of Andrew J. Chang as director.

2.	Appointment of Auditors

Based on the proxies received and the votes at the Meeting, the shareholders of the Company (i) re-appointed PricewaterhouseCoopers LLP (“PWC”) as auditors of the Company, and (iii) authorized the directors of the Company to fix the remuneration of PWC. The outcome of the vote was as follows:

Votes For	Votes Withheld
236,832,671	7,252,479

3.	Approval of the Long-Term Equity Incentive Plan

Based on the proxies received and the votes by ballot at the Meeting, the shareholders of the Company approved the ordinary resolution to approve the Company’s new long term equity incentive plan and the unallocated entitlements thereunder. The outcome of the vote was as follows:

Votes For	Votes Against
131,083,589	27,232,799

4.	Approval of Common Share Consolidation

Based on the proxies received and the votes cast at the Meeting, the shareholders of the Company approved the ordinary resolution to approve a future consolidation of the Company’s Common Shares on the basis of one (1) post-consolidation Common Share for up to ten (10) pre- consolidation Common Shares. The outcome of the vote was as follows:

Votes For	Votes Against
202,494,926	41,590,225